Tortoise Acquisition Corp.

5100 W. 115th Place

Leawood, KS 66211

August 14, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A
Filed on July 10, 2020

File No. 001-38823

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. (the “Company,” “TortoiseCorp,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated August 6, 2020, with respect to the Company’s preliminary proxy statement, File No. 001-38823, filed with the Commission on July 10, 2020 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amended Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed July 10, 2020

General, page 1

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

RESPONSE: The Company respectfully advises the Staff that it has included second quarter financial statements in the Amended Proxy Statement.

Securities and Exchange Commission
August 14, 2020

2.	We note that you plan to issue shares of Class A Common Stock and Forward Purchase Units assuming the Business Proposal is approved. Please tell us what exemption from the Securities Act you are relying upon and the facts supporting your use of the exemption.

RESPONSE: The Company respectfully advises the Staff that it is relying upon the exemption from registration provided by Section 4(a)(2) of the Securities Act with respect to its proposed issuance of shares of Class A Common Stock and Forward Purchase Units (collectively, the “Third-Party Issuance”) in connection with the Business Combination Agreement, Subscription Agreements and Forward Purchase Agreement (collectively, the “Agreements”) and Section 3(a)(9) of the Securities Act with respect to the issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock upon consummation of the business combination (the “Sponsor Issuance”) as provided in the Charter.

With respect to the Third-Party Issuance, the Company determined, based in part on the manner of the Third-Party Issuance and the nature and limited number of recipients participating in the Third-Party Issuance, that the proposed Third-Party Issuance under the Agreements does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Based upon due diligence conducted in connection with the business combination, the Company determined that each of the Historical Rollover Stockholders, the Subscribers and Atlas Point Fund have sufficient knowledge and experience in financial and business matters that it, he or she, as applicable, is capable of evaluating the merits and risks of the prospective investment in the Class A Common Stock and Forward Purchase Units, as applicable. Additionally, the limited number of investors participating allowed negotiations with, and offers to, the Historical Rollover Stockholders, the Subscribers and Atlas Point Fund to be conducted privately.

With respect to the Sponsor Issuance, the Charter provides that each share of Class B Common Stock will convert into one share of Class A Common Stock upon consummation of the business combination. The conversion is automatic, contingent only upon the closing of the business combination.

For the reasons stated above, the Company determined that the Third-Party Issuance in connection with the Agreements and the Sponsor Issuance will be exempt from registration under the Securities Act pursuant to Sections 4(a)(2) and 3(a)(9), respectively, thereof.

Cautionary Note Regarding Forward-Looking Statements, page 27

3.	The second bullet on page 28 notes the risk that TortoiseCorp may not be able to obtain the financing necessary to consummate the business combination. Please revise to clarify the financing referenced here.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Amended Proxy Statement to clarify that the financing mentioned in this risk relates to the PIPE Financing and the sale of the Forward Purchase Units pursuant to the Forward Purchase Agreement.

Securities and Exchange Commission
August 14, 2020

Unaudited Pro Forma Condensed Combined Financial Information, page 70

4.	You disclosed that notwithstanding the legal form of the business combination pursuant to the Business Combination Agreement, the business combination is “intended” to be accounted for as a reverse recapitalization in accordance with GAAP. You indicate that you “believe” that Hyliion will be the accounting acquirer based on evaluation of your facts and circumstances. Please provide us with a comprehensive analysis as to how you determined that Hyliion, Inc. is the accounting acquirer. Refer to ASC 805-10-55-10 through 15.

RESPONSE: The Company respectfully advises the Staff that it has considered the provisions of ASC 805 and other pertinent accounting guidance in making the statements that the business combination is intended to be accounted for as a reverse recapitalization in accordance with GAAP and that we believe Hyliion will be the accounting acquirer. ASC 805 provides that in a business combination involving the exchange of equity interests, all pertinent facts and circumstances should be considered. Under ASC 805, control is defined as a controlling financial interest within the meaning of ASC 810-10-15-8. Pursuant to the Business Combination Agreement, at the Closing, 100,000,000 shares of Class A Common Stock will be issued to the Historical Rollover Stockholders (inclusive of Hyliion shares issued for the conversion of Hyliion Preferred Stock and Hyliion Convertible Notes) in the business combination in exchange for all outstanding shares of Hyliion Common Stock, or reserved for issuance in respect of New Hyliion options issued in exchange for outstanding pre-merger Hyliion Options. Assuming no redemptions from TortoiseCorp’s stockholders, Hyliion will receive approximately $540 million, net of transaction costs, in exchange for an approximately 40% equity interest in its business at the Closing. Additionally, there are 19.1 million public warrants that are in-the-money, that if exercised would require an additional investment of approximately $219 million, which would, at the maximum potential amount, bring the TortoiseCorp stockholders’ ownership percentage to approximately 45%.

For the purposes of ASC 805-10-55-12, TortoiseCorp is the issuer of equity interests, and in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity may be the acquiree. Because of this, TortoiseCorp considered other pertinent facts and circumstances in identifying the acquirer in the Business Combination Agreement, which will be effected by exchanging equity interests. As part of this analysis, TortoiseCorp considered the following indicators in determining that Hyliion is the accounting acquirer:

●	No individual equity holder or affiliates will have a majority of the voting power – TortoiseCorp also considered ASC 805-10-55-12(a): assuming there are no redemptions of Class A Common Stock and 100% exercise of public warrants (which, from a sensitivity perspective, would result in the maximum potential dilution to Hyliion stockholders) the stockholders of Hyliion and TortoiseCorp would hold, on a combined basis, 55.3% and 44.7%, respectively. As Hyliion’s stockholders are representative of the group that retains or receives the largest portion of voting rights, this factor supports Hyliion as the accounting acquirer.

Securities and Exchange Commission
August 14, 2020

●	No individual equity holder or affiliate holds a significant minority interest – TortoiseCorp also considered ASC 805-10-55-12(b): the largest minority voting interest will be held by Hyliion’s founder and Chief Executive Officer, Thomas Healy. Assuming there are no redemptions of Class A Common Stock, Mr. Healy will hold 19.4% of the post-merger voting interest of New Hyliion. Additionally, no individual or entity among the Subscribers will hold over 5% of the post-merger voting interest of New Hyliion. TortoiseCorp determined this factor supports Hyliion as the accounting acquirer.

●	The initial seven member New Hyliion Board will consist in part of four Hyliion appointed directors – TortoiseCorp also considered ASC 805-10-55-12(c): upon consummation of the business combination, TortoiseCorp anticipates that the New Hyliion Board will consist of seven members divided into three separate classes, designated as follows:

o	Class I comprised of one director appointed by Hyliion and one director appointed by TortoiseCorp;

o	Class II comprised of two directors appointed by Hyliion and one director appointed by TortoiseCorp; and

o	Class III comprised of one director appointed by Hyliion and an independent director that will be mutually agreed upon by Hyliion and TortoiseCorp.

Further, it is expected that one of the directors appointed by Hyliion will be designated Chairman of the New Hyliion Board upon the Closing. As such, the Company believes that Hyliion will have board representation at a ratio of 4:7, expects to exert significant influence in determining the remaining independent director and does not anticipate a change in strategic priorities based on the governing body. TortoiseCorp determined this factor supports Hyliion as the accounting acquirer.

●	Hyliion’s senior management will remain as the senior management of New Hyliion – TortoiseCorp considered ASC 805-10-55-12(d): Hyliion’s current Chief Executive Officer, Chief Financial Officer and other key executives will continue in such executive positions of New Hyliion. No TortoiseCorp executives will continue in such executive officer positions at New Hyliion. TortoiseCorp determined this factor supports Hyliion as the accounting acquirer.

●	TortoiseCorp believes that the indicators under ASC 805-10-55-12(e) and 55-13 are not determinative.

Although TortoiseCorp will issue equity pursuant to the Business Combination Agreement, TortoiseCorp believes that Hyliion will have the ability to influence the business affairs of New Hyliion because Hyliion’s senior management will constitute the senior management of New Hyliion and because Hyliion will appoint four of the seven board members it will have a stronger board representation than TortoiseCorp. Additionally, existing Hyliion stockholders will continue to hold a majority voting interest in New Hyliion following the business combination. Accordingly, TortoiseCorp respectfully advises the Staff that it has determined that, pursuant to ASC 805, and based on the factors discussed above, Hyliion is the accounting acquirer.

Securities and Exchange Commission
August 14, 2020

Unaudited Pro Forma Condensed Combined Balance Sheet, page 72

5.	Please revise your balance sheet to show the historical and pro forma common stock issued and outstanding on the face of the pro forma balance sheet.

RESPONSE: The Company respectfully advises the Staff that it has revised the balance sheet on page 72 of the Amended Proxy Statement to show the historical and pro forma common stock issued and outstanding on its face.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 78

6.	In regards to note 1(c), you indicate that this amount reflects the income tax effect of pro forma adjustments. Please revise your disclosure to discuss the income tax rate used to determine the tax effect of your adjustments. Refer to Instruction 7 of Rule 11-02(b) of Regulation S-X for guidance.

RESPONSE: The Company respectfully advises the Staff that it has incurred income tax expenses primarily related to investment income held in the Trust Account. The Company is eliminating this income tax expense because this income tax expense would not have been incurred if the business combination had been consummated on January 1, 2019. The Company has revised page 77 of the Amended Proxy Statement accordingly.

Satisfaction of 80% Test, page 80

7.	Please expand your disclosure to address how the board concluded that the fair market value of Hyliion meets this test.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 109 of the Amended Proxy Statement in response to the Staff’s comment.

Proposal No. 4—The Additional Charter Proposal, page 123

8.	We note that you plan to amend your charter to make such other changes that the TortoiseCorp Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in the proxy statement. For example, we note that your second amended and restated certificate of incorporation includes a new federal forum provision for Securities Act claims in Article VII B that is not identified in this section.

RESPONSE: The Company advises the Staff that it has revised the disclosure on pages 123 and 198–199 of the Amended Proxy Statement in response to the Staff’s comment to include a comparison of the additional amendments proposed to be made to the Company’s charter, including amendments to the supermajority voting, corporate opportunity doctrine and exclusive forum provisions.

Securities and Exchange Commission
August 14, 2020

Overview, page 134

9.	Please clarify here and elsewhere that Agility Transport may terminate the Agility Pre-Launch Agreement prior to purchasing all or any portion of the 1,000 Hypertruck ERX equipped trucks it pre-ordered.

RESPONSE: The Company advises the Staff that it has revised the disclosure on pages 134, 137 and 159 of the Amended Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyliion

Liquidity and Capital Resources, page 140

10.	In your discussion of cash flows for fiscal 2019, you state that cash used primarily related to Hyliion’s net loss of $19.3 million, adjusted for changes in Hyliion’s working capital accounts and certain non-cash expense. Please expand your narrative to more fully discuss and quantify such working capital changes, including the fluctuations to accounts payable expenses and operating lease liabilities.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 141 of the Amended Proxy Statement in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 143

11.	We note your critical accounting policy disclosures related to business combinations, share based compensation, convertible notes payable derivative liabilities and income taxes appear to only reference the disclosures in your significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. Please expand your disclosures to quantify and discuss the impact of your estimates related to these critical accounting policies during each period presented. Refer to SEC Interpretive Release 33-8350 for guidance on MD&A disclosures.

RESPONSE: The Company advises the Staff that it has revised the critical accounting policy disclosures on pages 144–149 of the Amended Proxy Statement related to share based compensation, convertible notes payable derivative liabilities and income taxes to expand the disclosures to quantify and discuss the impact of Hyliion’s estimates related to these critical accounting policies to provide investors greater insight into the quality and variability of information regarding Hyliion’s financial condition and operating performance.

Securities and Exchange Commission
August 14, 2020

Information about Hyliion, page 147

12.	We note your disclosure that you plan to expand into international markets. We also note your disclosure that there already exists a worldwide fueling infrastructure to support fleets equipped with Hyliion’s solutions. Please revise to include disclosure regarding your expansion and the CNG fueling stations infrastructure in those markets.

RESPONSE: The Company advises the Staff that it has revised the disclosure on pages 151 of the Amended Proxy Statement to disclose additional detail regarding Hyliion’s international expansion plans and the CNG fueling stations infrastructure in those markets.

13.	We note your disclosure that you have entered into strategic alliances. Please disclose the nature of those alliances and any material terms related to such agreements.

RESPONSE: The Company advises the Staff that it has revised the disclosure on pages 33, 37 and 159 of the Amended Proxy Statement in response to the Staff’s comment.

CNG and RNG as a Fuel, page 152

14.	We note your disclosure that there 700 currently available CNG fueling stations in North America for Class 8 commercial vehicles. We also note that your Class 8 commercial vehicle will have up to 1,300 miles of range before refueling. Please elaborate on the geographic locations of the refueling stations in which your potential customers serve. For example, please discuss whether there are states or countries that have limited or no refueling stations.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 156 of the Amended Proxy Statement in response to the Staff’s comment.

Exclusive Forum, page 201

15.	We note your disclosure that your exclusive forum provision applies to “derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions (other than actions arising under the Securities Act or the Exchange Act).” We also note that in Article VII B you have designated the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Please revise to ensure that your disclosure is consistent with the scope of your exclusive forum provisions. If your provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please consider including appropriate risk factor disclosure related to your exclusive forum provisions.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 199 of the Amended Proxy Statement and has also revised the disclosure on page 59 of the Amended Proxy Statement to include a risk factor related to the exclusive forum provision of the Proposed Second A&R Charter.

Securities and Exchange Commission
August 14, 2020

Registration Rights, page 209

16.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

RESPONSE: The Company advises the Staff that the A&R Registration Rights Agreement does not provide for the payment of any cash penalties. The Company has revised the disclosure on pages 18, 97, 208 and 214 of the Amended Proxy Statement in response to the Staff’s comment. However, the registration rights granted pursuant to the Subscription Agreements do include a liquidated damages provision. Accordingly, the Company has added disclosure on pages 19 and 99 of the Amended Proxy Statement in response to the Staff’s comment.

Financial Statements

8. Subsequent Events, page F-17

17.	Please revise your disclosures here and on page F-35 to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

RESPONSE: The Company advises the Staff that it has revised the disclosure on pages F-20 and F-38 of the Amended Proxy Statement in response to the Staff’s comment.

*        *        *        *        *

Securities and Exchange Commission
August 14, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP.

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Thomas Healy, Hyliion Inc.

David Peinsipp, Cooley LLP